October 24, 2014

CORRESP

BY EDGAR

Ms. Stephanie J. Ciboroski

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0405

RE:	Bank of Chile

Form 20-F for Fiscal Year Ended December 31, 2013

Filed April 25, 2014

File No. 001-15266

Response to Staff Comment Later dated September 24, 2014

Dear Ms. Ciboroski:

Banco de Chile or the Bank of Chile (the “Bank”) received a comment letter dated September 24, 2014 from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) concerning the Bank’s annual report on Form 20-F for the fiscal year ended December 31, 2013 (the “Form 20-F”).

On behalf of the Bank, I advise you as follows regarding your comments reproduced below:

Form 20-F for Fiscal Year Ended December 31, 2013

Presentation of Financial information, page iv

1. You define on page v “total past-due loans” as loan installments that are 90 or more days overdue and the remaining outstanding balance of such loan (principal and interest) overdue. However, in a letter dated April 1, 2013, you indicated that the past-due loan portfolio disclosed on page F-146 represents only the past-due portion without considering the remaining outstanding principal and interest while the overdue and past-due loan portfolio on page 86 represents loan installments that are past due or overdue and the remaining outstanding balance of such loans. Please revise your definition of “total past-due loans” in future filings to clearly indicate which loans it represents given that past-due loans disclosed on pages 86 and F-146 are defined differently. In addition, expand your disclosure on page F-146 to clearly state that such past-due loans only reflect the past-due portion without considering the remaining outstanding principal and interest. Furthermore to the extent there is a difference between “overdue loans” and “past due loans”, please define “overdue loans” in future filings.

Response:

We respectfully acknowledge the Staff’s comment and will revise our future filings accordingly. As noted by the Staff, all references to “Total” Past Due loans appearing elsewhere in the front part of the Form 20-F represent loan installments that are 90 days or more overdue, including the remaining outstanding balance of such loans (which includes principal and interest). However, as permitted by paragraph 37 of IFRS 7, the past-due/overdue loan portfolio (without the modifier “Total”) presented on page F-146 represents only the overdue balance of such loans, excluding the remaining outstanding principal and interest.

In addition, as noted by the Staff, we also use the term “Total” Overdue Loans on Page 86, although it is not defined in the Form 20-F. Please note that this term represents loans installments that are less than 90 days overdue, plus the remaining outstanding balance of such loans (principal and interests), for the time periods referred to in the tables appearing on Page 86.

Notwithstanding the above, as suggested by the Staff, in future filings we will clearly define and use only one term, as follows:

•	“Past Due Loans” to refer to any loan for which the counterparty has failed to make a payment when contractually due, including installments that are overdue plus the remaining balance of principal and interest for such loans. In order to distinguish between different overdue time periods, we will add the corresponding time period after the term “Past Due Loans” (e.g., “Past Due Loans 1-29 days”).

The above definition will be included in “Presentation of Financial Information” in our future Form 20-F filings and we will use it consistently throughout the whole document (the front part and the financial statements and notes).

Based on the above, in order to keep consistency between the front part and the financial statements appearing elsewhere in the Form 20-F, in future filings we will replace the past due loan portfolio disclosure on page F-146 in the Form 20-F (composed of loan installments that are less than 90 days overdue without considering the remaining outstanding balance of principal and interest) with the Past Due Loan portfolio, as defined above, while still complying with paragraph 37 of IFRS 7.

Selected Statistical Information, page 67

Loans by Economic Activity, page 79

2. We note that you present the information required by Items III and IV of Industry Guide 3 for the last three fiscal years. Please tell us how you complied with the general instructions within Industry Guide 3 which requires you to present this information for each of the last five fiscal years.

Response:

We acknowledge the Staff’s comment and, pursuant to the general instructions of Industry Guide 3, we will include five fiscal years of the information required by Items III and IV of Industry Guide 3 in our Form 20-F for the year ended December 31, 2014 and subsequent filings. Please note that we transitioned to IFRS reporting in 2009 and since then we have only disclosed the information required by Items III and IV of Industry Guide 3 for the last three fiscal years because at that time comparable historical financial information was not available or could only be produced at significant additional cost. Also, notwithstanding the fact that five years of information were not included in the Form 20-F, previous years’ information is available to investors in our previous filings.

Other Income (Loss), Net, page 109

3. We note that you present the components of your net financial operating income differently on page 110 as compared to page F-104. Please explain the reasons for this difference in presentation and consider revising your future filings to provide a better linkage between these disclosures.

Response:

The difference in presentation on page 110 as compared to page F-104 relates to our aim (on page 110) of providing investors with a better understanding of the market factors explaining the variances in “Other Income (Loss), Net”. Accordingly, on page 110 we reorganized (without modifying any accounting treatment of the underlying transactions) some the components of our net financial operating income appearing on page F-104.

As a result of the Staff’s comment, we will revise our future filings and make both disclosures equivalent. In particular, we will replace the table appearing on Page 110 with the table below:

	For the Year Ended December 31,						% Increase (Decrease)
IFRS:	2011		2012		2013		2011/20112	2012/2013
	(in millions of Ch$, except percentages)%
Interest accrued on trading securities	Ch$	9,383	Ch$	8,467	Ch$	17,668	(9.8)%	108.7%
Gains (losses) from mark to market		4,003		564		6,916	(85.9)	—

Financial assets held-for-trading		13,386		9,031		24,584	(32.5)	172.2
Sales of available-for-sale instruments		2,289		8,088		14,881	253.3	84.0
Net loss of other transactions		(353)		2,567		(1,089)	—	(142.4)
Derivative instruments		41,346		(3,633)		(6,018)	(108.8)	65.6
Sale of loan portfolios		1,433		146		314	(89.8)	115.1

Total net financial operating (loss) income		58,101		16,199		32,672	(72.1)	101.7
Foreign exchange transactions, net		(7,913)		35,136		71,457	—	103.4
Other operating income, net		24,735		20,887		25,884	(15.6)	23.9

Total other income (loss), net	Ch$	74,863	Ch$	72,222	Ch$	130,013	(3.5)%	80.0%

For note 31 (“Net Financial Operating Income”) appearing on page F-104, we will also include the breakdown shown above for Financial assets held for trading, between accrued interest and gains/(losses) from mark-to-market adjustments, while maintaining the current breakdown for note 32 “Foreign Exchange Transactions, Net” appearing on the same page. We believe the proposed disclosures meet the information needs of investors and IFRS requirements for pages 110 and F-104, respectively.

4. As a related matter, we note that you present the components of foreign exchange transactions, net on page F-104 but do not discuss these individual components nor explain the reasons for the significant fluctuations in your discussion on page 110. Rather you discuss the fluctuation in foreign exchange transactions on a combined basis with gains/(losses) from derivative contracts. In order to increase the transparency of your derivative and foreign exchange transaction activity, please revise your disclosure in future filings to describe your income from derivative instruments and foreign exchange transactions at a more granular level and explain any significant fluctuations in the individual components.

Response:

We acknowledge the Staff’s comment. Consistent with our goal mentioned in the response to comment #3, we discussed fluctuations in foreign exchange transactions on a combined basis with gains/(losses) from derivative contracts because we believe these amounts are inversely correlated. In fact, in the normal course of business we typically use derivative contracts as a means to economically hedge the risks of changes in foreign exchange rates on our results of operations. Nonetheless, as requested by the Staff, we will revise our future filings in order to discuss gains/(losses) from derivative contracts and fluctuations in foreign exchange transactions at a more granular level by explaining the variations of these individual components.

As mentioned in the response to comment #3, in future Form 20-F filings we will modify the table disclosed on Page 110 for “Other Income (Loss), Net”. In line with this change we will modify the discussion explaining the variations for this line item, based on the new table. Also, we will comply with the Staff’s request for a discussion at a more granular level explaining fluctuations in the individual components. As an example, the alternative structure for the explanations for 2012/2013 fluctuations (appearing on page 110 in the Form 20-F) is as follows:

2012 and 2013. In 2013, our other income (loss), net amounted to Ch$130,013 million, which was 80.0% above the Ch$72,222 million recorded in 2012. This annual increase was principally associated with:

•	Higher revenues from the management of our investment portfolio, which is composed of financial assets held for trading and available for sale instruments. In this regard, gains from the management of trading securities rose from Ch$9,031 million in 2012 (including interest accrued by Ch$8,467 million and gains from mark-to-market by Ch$564 million) to Ch$24,584 million in 2013 (including interest accrued of Ch$17,668 million and gains from mark-to-market of Ch$6,916 million). In this regard, our Treasury benefited from favorable shifts in market factors, especially those associated with lower international interest rates due to reduced risk premiums worldwide, which enabled us to take advantage of significant mark-to-market gains. This effect was amplified by year end balances of financial-assets-held-for-trading that increased from Ch$159,082 million in 2012 to Ch$326,921 million in 2013. Regarding available for sale assets, we benefited from an increase in sales proceeds, from Ch$8,088 million in 2012 to Ch$14,881 million in 2013, partly explained by proceeds from the sale of Master Card shares amounting to approximately Ch$4,850 million.

•

Losses on derivative contracts that increased from Ch$3,633 million in 2012 to Ch$6,018 million in 2013. This was the result of: (i) a negative FX impact of approximately Ch$26,500 million associated with a decrease of 7.6% and an increase of 9.8% in the Ch$/U.S.$ exchange rate in 2012 and 2013, respectively, together with an average FX position in trading derivatives that changed from net assets of approximately U.S.$450 million in 2012 to net liabilities of approximately U.S.$490 million in 2013, and (ii) hedge ineffectiveness of fair value hedging positions by approximately Ch$1,800 million. These negative factors were partly offset by: (i) favorable shifts in nominal interest rates, which along with changes in our net positions translated into higher revenues associated with mark-to-market and accrual by approximately Ch$19,500 million, and (ii) net positive variance related to the recognition of Counterparty Value Adjustment for derivatives by approximately Ch$6,000 million in 2013 as compared to 2012.

•	Higher income from foreign exchange transactions, net, which increased from Ch$35,136 million in 2012 to Ch$71,457 million in 2013. The increase in this line item was mainly attributable to: (i) higher revenues of approximately Ch$17,600 million related to the asset position that hedges our exposure to provisions for loan losses and fee expenses both denominated in US$, which benefited from a 9.6% increase in the Ch$/U.S.$ exchange rate in 2013 as compared to a decrease of 7.8% in 2012, and (ii) net gains from cash flow hedge accounting that increased by approximately Ch$66,000 million in 2013 as compared to 2012, given the previously mentioned exchange rate behavior. These factors allowed us to effectively offset lower revenues by approximately Ch$46,500 million associated with net liability positions in foreign exchange and the previously mentioned exchange rate trends in 2012 as compared to 2013.

Consolidated Financial Statements, page F-1

Notes to the Consolidated Financial Statements, page F-10

Note 2 – Summary of Significant Accounting Principles, page F-10

(v) Derivative instruments, page F-29

5. We note that changes in the fair value of derivative contracts maintained for trading purposes are included in “Net financial operating income” in your Consolidated Statement of Comprehensive Income. Please revise your disclosure in future fillings to specify where gains/losses from fair value and cash flow hedges are recorded in your Consolidated Statement of Comprehensive Income. In this regard, we note from your disclosures on pages F-101 – F-104 that you have reflected gains/losses from accounting hedges in “Interest revenue and expenses” as well as “Foreign exchange transactions, net”.

Response:

We acknowledge the Staff’s comment and in future filings we will expand the disclosure in Note 2 to our Financial Statements (on Page F-29) as explained below:

“Changes in the fair value of derivative contracts held for trading are recorded in “Net Financial Operating Income;

Changes in the fair value of derivative contracts that qualify for Hedge Accounting are recorded, as follows:

•

If derivative contracts qualify for hedge accounting of changes in the fair value of assets, liabilities or unrecognized firm commitments (Fair Value Hedge), changes in the fair value of both the hedged asset (or liability) and the hedging derivative are recognized in the income statement under “Interest revenue and expenses” and/or “Foreign Exchange

Transactions, Net”, depending on the risk being hedged. On the other hand, any ineffective portion of the Fair Value Hedge is recognized in the income statement under “Net Financial Operating Income.”

•	If derivative contracts qualify for hedge accounting of the variability of future cash flows from highly probable future transactions and/or floating rate assets or liabilities (Cash Flows Hedge), the changes in fair value are recorded in Equity under “Other Comprehensive Income”, to the extent that the hedge is effective. Changes in the fair value of the Cash Flows Hedge are subsequently reclassified to the income statement when and where the hedged item affects the Bank’s results (e.g. to Interest Revenues and Expenses and/or Foreign Exchange Transactions when the hedged instrument affects the income statement because of interest rate risk, exchange rate risk, respectively). On the other hand, any ineffective portion of the Cash Flow Hedge is recognized in the comprehensive statement of income under the “Net Financial Operating Income” line item.

Finally, if the hedging instrument does not continue qualifying for hedge accounting and/or it is terminated, sold, suspended or executed, the hedge accounting is discontinued prospectively. In this case, gains/losses already accrued will remain in Equity until the expected transactions occur. In that moment, gains/losses will be recorded in the Income Statement (under “Interest Revenues or Expenses” and/or “Foreign Exchange Transactions” depending on the risk being hedged) as long as transactions occur. Otherwise, if transactions are expected to fail, the changes in fair value are immediately recognized in the Income Statement (under “Interest Revenues or Expenses” and/or “Foreign Exchange Transactions” depending on the risk that was used to be hedged).”

Note 40 – Fair Value of Financial Assets and Liabilities, page F-115

(d) Fair value adjustments, page F-116

6. We note that in determining the fair value of financial instruments you may make liquidity adjustments that consider the relative size to the market of each position in your portfolio. Please clarify for us whether these adjustments reflect size as a characteristic of your holdings, and if so, how you considered the guidance in paragraph 69 of IFRS 13 which prohibits such adjustments.

Response:

We acknowledge the Staff’s comment and will revise our future filings accordingly. As noted by the Staff, we carried out block discounts in determining the fair value of certain financial instruments as of December 31, 2013.

We acknowledge that paragraph 69 of IFRS 13 establishes that block discounts or similar liquidity adjustments related to the size of an investment holding are prohibited as they do not represent a feature of the instrument. While understanding the above, we have concluded that the amount of such discounts has no material effect on our operating results or financial condition for the year ended December 31, 2013. In fact, the year-end balance of block adjustments amounted to Ch$1,265 million (as recorded in the balance sheet) and the annual variation (as recorded in the statement of income) totaled Ch$473 million for the year ended December 31, 2013. Therefore, the impact on our income statement as a result of the above mentioned block adjustments represented only 0.03% and 0.09% of our total operating revenues and consolidated net income, respectively, for the year ended December 31, 2013.

Finally, we hereby confirm to the Staff that in future 20-F filings we will discontinue any block or liquidity discount related to the size of our holdings for fair value purposes.

(f)(i) Judgmental analysis and information to Senior Management – Fair value hierarchy, page F-117

7. We note on page F-118 that you generally discuss the valuation techniques and inputs used in determining the fair value of some of your financial instruments categorized within Level 2. Pursuant to IFRS 13.93(d), expand your disclosure in future filings to specifically discuss the valuation technique and inputs used to value each type of Level 2 financial asset.

Response:

We acknowledge the Staff’s comment and will expand the disclosure in future filings. Particularly, in future filings we will include the table below specifying the valuation technique, inputs and sources of information that we use for valuing each type of Level 2 financial asset.

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted Cash Flows Model

•       Prices are provided by third party price providers that are widely used in the Chilean market.

•       Model is based on a Base Yield (Central Bank Bonds) and issuer spread

•       The model is based on daily prices and risk/maturity similarities between instruments

Offshore Bank and Corporate Bonds	Discounted Cash Flows Model	• Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.

Local Central Bank and Treasury Bonds	Discounted Cash Flows Model	• Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.

Mortgage Notes	Discounted Cash Flows Model

•       Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

•       The model takes into consideration daily prices and risk/maturity similarities between instruments.

Time Deposits	Discounted Cash Flows Model	• Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices and considers risk/maturity similarities between instruments

Cross Currency Swaps, Interest Rate Swaps, FX Forwards, Inflation Forwards	Discounted Cash Flows Model

•       Zero Coupon rates are calculated by using the bootstrapping method over swap rates

•       Offshore rates and spreads are obtained from third party price providers that are widely used in the Chilean market.

•       Forward Points, Inflation forecast and local swap rates are provided by market brokers that are widely used in the Chilean market.

FX Options	Black-Scholes Option Pricing Model	• Prices for volatility surface estimates are obtained from market brokers that are widely used in the Chilean market.

(vi) Other assets and liabilities, page F-124

8. Clarify to us how you complied with the fair value hierarchy disclosure requirements of IFRS 13.97 for your classes of assets and liabilities not measured at fair value in the statement of financial position but for which the fair value is disclosed.

Response:

We acknowledge the Staff’s comment and will revise our future Form 20-F filings by modifying the disclosure appearing on Page F-124. We would like to clarify that for those assets and liabilities that we do not measure at fair value in our statement of financial position, but for which the fair value is disclosed, we use the following criteria:

•	We categorize in Level 1 the “Cash and Due from Banks”, “Transactions in Course of Collection/Payment”, “Cash Collaterals on Securities Borrowed/Lent and Reverse Repurchase Agreements”, “Loans and Advances to Banks”, “Current Accounts and Demand Deposits” and “Other Financial Obligations” line items, as we believe that their carrying or book value approximates their fair value, given their on demand or short-term nature (overnight or less than three months).

•	We categorize in Level 2 some of the instruments included in “Debt Issued”, particularly the “Letters of credit for residential purposes”, “Letters of credit for general purposes” and “Bonds” line items, for which market interest rates are available, either for the same instrument or any instrument with similar features.

•	We categorize in Level 3 all of the remaining assets and liabilities that we do not measure at fair value in our statement of financial position, but for which the fair value is disclosed; for valuation purposes we use internally generated parameters and assumptions that are unobservable or not available in the marketplace.

Based on the above, in future filings we will modify Note 40 (vi) “Other Assets and Liabilities” appearing on Pages F-124/125 as follows:

“Other financial instruments not measured at fair value in our statement of financial position, but for which the fair value is disclosed, are not managed on a fair value basis. These instruments include assets and liabilities such as loans and deposits to customers, bank borrowings, debt issued, and other financial assets and obligations with diverse maturities and features. Fair values of these assets/liabilities are estimated by applying the traditional Discounted Cash Flows (DCF) model and using diverse valuation inputs such as yield curves, credit risk spreads, etc. Also, since some of these assets/liabilities are not traded in the market, judgmental analysis is required in determining the adequacy of the inputs and fair values.

The table below sets forth the fair value of Financial Assets/Liabilities not measured at fair value on the balance sheet, for the years ended December 31, 2012 and 2013:

	Level 1		Level 2		Level 3		Total Fair Value
	2012 MCh$	2013 MCh$	2012 MCh$	2013 MCh$	2012 MCh$	2013 MCh$	2012 MCh$	2013 MCh$
Assets
Cash and due from banks	684,925	873,308	—	—	—	—	684,925	873,308
Transactions in the course of collection	310,077	300,026	—	—	—	—	310,077	300,026
Cash collateral on securities borrowed and reverse repurchase agreements	35,100	82,422	—	—	—	—	35,100	82,422

Subtotal	1,030,102	1,255,756	—	—	—	—	1,030,102	1,255,756

Loans and advances to banks
Domestic banks	14,304	99,976	—	—	—	—	14,304	99,976
Chilean Central Bank	1,100,696	600,581	—	—	—	—	1,100,696	600,581
Foreign banks	228,322	361,499	—	—	—	—	228,322	361,499

Subtotal	1,343,322	1,062,056	—	—	—	—	1,343,322	1,062,056
Loans to customers, net
Commercial loans	—	—	—	—	11,473,251	12,695,722	11,473,251	12,695,722
Residential mortgage loans	—	—	—	—	4,201,091	4,760,593	4,201,091	4,760,593
Consumer loans	—	—	—	—	2,683,593	2,914,188	2,683,593	2,914,188

Subtotal	—	—	—	—	18,357,935	20,370,503	18,357,935	20,370,503

Total	2,373,424	2,317,812	—	—	18,357,935	20,370,503	20,731,359	22,688,315

Liabilities
Current accounts and other demand deposits	5,470,971	5,984,332	—	—	—	—	5,470,971	5,984,332
Transactions in the course of payment	72,684	51,898	—	—	—	—	72,684	51,898
Cash collateral on securities lent and reverse repurchase agreements	226,396	256,766	—	—	—	—	226,396	256,766
Saving accounts and time deposits	—	—	—	—	9,589,643	10,422,095	9,589,643	10,422,095
Borrowings from financial institutions	—	—	—	—	1,103,252	984,999	1,103,252	984,999
Other financial obligations	162,123	210,926	—	—	—	—	162,123	210,926

Subtotal	5,932,174	6,503,922	—	—	10,692,895	11,407,094	16,625,069	17,911,016
Debt issued
Letters of credit for residential purposes	—	—	87,088	70,351	—	—	87,088	70,351
Letters of credit for general purposes	—	—	29,610	19,775	—	—	29,610	19,775
Bonds	—	—	2,282,014	3,446,571	—	—	2,282,014	3,446,571
Subordinated bonds	—	—	—	—	726,369	739,184	726,369	739,184

Subtotal	—	—	2,398,712	3,536,697	726,369	739,184	3,125,081	4,275,881

Total	5,932,174	6,503,922	2,398,712	3,536,697	11,419,264	12,146,278	19,750,150	22,186,897

We estimate fair values for these assets/liabilities, as follows:

•	Short-Term Financial Assets/Liabilities: For assets and liabilities with no specific maturity (on demand) or terms of less than three months we use the carrying or book values as proxies of their fair value, since their tenors are not believed to significantly affect their valuation. As a result, these assets/liabilities are categorized in Level 1. This assumption is applied to the following assets/liabilities:

Assets	Liabilities
• Cash and due from banks	• Current accounts and other demand deposits
• Transactions in course of collection	• Transactions in course of payment
• Cash collateral on securities borrowed and reverse repurchase agreements	• Cash collateral on securities lent and reverse repurchase agreements
• Loans and Advances to Banks	• Other financial obligations

•	Loans to Customers: Fair value is determined by using the DCF model and internally generated discount rates, based on internal transfer rates derived from our transfer price policy. After we calculate the present value, we deduct the related loan loss allowances in order to incorporate the credit risk associated with each contract or loan. As we use internally generated parameters for valuation purposes, we categorize these instruments in Level 3.

•	Letters of Credit and Bonds: In order to determine the present value of contractual cash flows, we apply the DCF model by using market interest rates that are available in the market, either for the instruments under valuation or instruments with similar features that fit valuation needs in terms of currency, maturities and liquidity. Market interest rates are obtained from third party price providers widely used by the market. As a result of the valuation technique and the quality of inputs (observable) used for valuation, we categorize these financial liabilities in Level 2.

•	Saving Accounts, Time Deposits, Borrowings from Financial Institutions and Subordinated Bonds: the DCF model is used to obtain the present value of committed cash flows by applying a bucket approach and average adjusted discount rates that are derived from both market rates for instruments with similar features and our transfer price policy. As we use internally generated parameters and/or apply significant judgmental analysis for valuation purposes, we categorize these financial assets/liabilities in Level 3.

In addition, we would like the Staff to note that we have detected a typographical error in the table appearing on Page F-124, related to the fair value of “Transactions in Course of Collection/Payment” for the year ended December 31, 2012. These figures, which were correctly presented in the Form 20-F for the year ended December 31, 2012, have already been corrected in the table presented above.

Finally, we would also like the Staff to note that according to paragraph 97 of IFRS 13 we are not required to present quantitative information regarding significant unobservable inputs used in fair value measurements categorized within Level 3.

(vii) Offsetting of financial assets and liabilities, page F-126

9. We note that your “Financial Instruments” column in your tabular offsetting disclosure identifies financial assets and liabilities that are subject to set off under netting agreements whereby all outstanding transactions with the same counterparty could be offset and close-out netting applied across all outstanding transactions covered by the agreements. Please clarify for us the types of financial instruments included in this column that may be offset against your derivative financial assets given that you do not show a corresponding amount available for offset against your derivative liabilities.

Response:

We acknowledge the Staff’s comment and will revise our future filings in order to improve the disclosure of this information. In this regard, please note that the “Financial Instruments” column corresponds to derivative contracts that are subject to set off under netting agreements. Accordingly, we will modify the table appearing on page F-126 of the Form 20-F by disclosing the amount of derivative liabilities, as set forth in the example below:

	Effect of offsetting on balance sheet			Related amount not offset
	Gross amount	Amounts offset	Net amounts reported on the balance sheet	Financial Instruments	Financial Collateral	Net Amount
As of December 31, 2013	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivative financial assets	374,687	—	374,687	(158,410)	(31,651)	184,626
Derivative financial liabilities	426,110	—	426,110	(158,410)	—	267,700

******

The Bank hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the Form 20-F and its other filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 20-F or other filings of the Bank; and

•	the Bank may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at 56-2-26533535, or Daniel Galarce at 56-2-26530667, or the Bank’s U.S. counsel, Antonia Stolper of Shearman & Sterling LLP at +1 (212) 848-5009 or Jesse T. Cuevas of Shearman & Sterling LLP at +1 (415) 616-1104.

Very truly yours,

/s/ Rolando Hernán Arias Sánchez
Chief Financial Officer

cc:	Arturo Tagle—Chief Executive Officer—Banco de Chile

Pablo Mejia—Investor Relations—Banco de Chile

Daniel Galarce—Research Department—Banco de Chile

Antonia Stolper—Shearman & Sterling LLP

Jesse Cuevas—Shearman & Sterling LLP